VIA EDGAR

September 5, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E. Washington, D.C. 20549

Attention:	Ameen Hamady Isaac Esquivel Ruairi Regan Jeffrey Gabor

Re:	OTG Acquisition Corp. I
Registration Statement on Form S-1
Filed August 25, 2025
File No. 333-289828

Ladies and Gentlemen:

On behalf of our client, OTG Acquisition Corp. I (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 4, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing the Registration Statement together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Registration Statement on Form S-1 filed on August 25, 2025

Summary

Our Sponsor, page 17

1.	Please revise to clarify, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 17 of the Registration Statement to address the Staff’s comment.

Management, page 139

2.	Please revise to clarify the business experience during the past five years for Joseph Dunfee including the nature of the responsibilities undertaken by him while at InfaNext Partners, Blue Mountain Capital Management, etc. and the periods during which he was employed by each entity. We also note the October 2022 press release by SMC Infrastructure Partners indicating that Scott Troeller and Joseph Dunfee joined SMC Infrastructure Partners as Co-Chief Executive Officer and EVP – Acquisitions, respectively. Please revise or advise accordingly. Refer to Item 401(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 139 of the Registration Statement to address the Staff’s comment.

Exhibits

3.	Reference is made to the consent from your independent auditors filed as Exhibit 23.1 where such consent indicates the independent audit report contains a going concern explanatory paragraph. We noted no going concern paragraph within the audit report presented on page F-2. Please clarify or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s independent auditor’s consent filed as Exhibit 23.1 to the Registration Statement has been revised to address the Staff’s comment.

We hope that the responses above adequately address the Staff’s comments. If you have any questions or comments regarding this letter or the Registration Statement, please do not hesitate to contact me at (212) 419-5904.

Sincerely,

Daniel Forman, Esq.

Cc	Scott Troeller, Chief Executive Officer and President Daniel Nussen, White & Case LLP Joel Rubinstein, White & Case LLP